EXHIBIT 20(i)

                JURY REACHES DECISION IN LITTON ANTITRUST TRIAL,
                               CASE FAR FROM OVER

                       ONE STEP IN PROCESS, HONEYWELL SAYS

     LOS ANGELES, FEB. 29, 1996 - Honeywell Inc. today said it was surprised and extremely disappointed with a $234 million jury verdict returned against Honeywell after a three-month trial for monopolization of ring laser gyroscope-based inertial navigation systems for commercial aircraft. If this verdict withstands post-trial motions and appeals, it will be trebled.

     Litton Systems Inc. brought the case in March 1990 in U.S. District Court in Los Angeles as a companion to its patent infringement claims concerning Honeywell's process to coat ring laser gyroscope mirrors. Judge Mariana R. Pfaelzer presided over lengthy trials in both cases.

     `We are disappointed by the jury's findings and believe the decision is unsupported by the facts and the law,' said Edward D. Grayson, Honeywell vice president and general counsel. `Honeywell achieved its success in a fiercely competitive market based on technological innovation, a superior product and attractive prices. This is exactly what the antitrust laws encourage.

     `We will immediately file post-verdict motions with the trial court as we did in the earlier patent trial and ask that judgment be granted in favor of Honeywell as a matter of law,' said Grayson.

     The jury considered Litton's allegations that Honeywell entered into certain exclusive dealings and penalty arrangements with aircraft manufacturers and airlines and attempted to exclude Litton from the commercial market. The Court previously dismissed for failure of proof Litton's claims that Honeywell had engaged in below-cost predatory pricing, illegal tying, bundling, and had illegally acquired Sperry Avionics in 1986.

     `Today's verdict represents but one step in this trial and one more in the long-standing dispute between Litton and Honeywell,' said Grayson. `We believe that ultimately it will have little independent value. This case will conclude only when the trial and appellate courts resolve all the legal issues that could reduce or eliminate this latest jury verdict.

     `Honeywell is a fair and lawful competitor,' said Grayson. `Honeywell competed aggressively and fairly in the inertial navigation business. This case is yet another transparent effort on Litton's part to recoup in the courtroom what it wasn't able to achieve in the marketplace.'

     On Jan. 9, 1995, Judge Pfaelzer nullified a $1.2 billion verdict returned by a different jury in August 1993 against Honeywell in the patent infringement lawsuit. Pfaelzer ruled that Litton had engaged in inequitable conduct before the U.S. Patent and Trademark Office in failing to disclose prior art, and found the Litton patent to be unenforceable and invalid.

     Litton filed an appeal with the Federal Circuit Court of Appeals in Washington, D.C., in early 1995, and oral arguments were heard in December. A decision is not expected for several months, although it could come at any time.

     `Judge Pfaelzer's decision in the patent infringement case, which she arrived at after careful review of the evidence, is well-reasoned and fully supported by the facts. We are confident that her rulings will be upheld on appeal,' said Grayson.

     In the 1960s Honeywell pioneered the application of ring laser gyroscopes to inertial navigation systems used for aircraft, and has become a worldwide leader in the manufacture and sale of such systems for commercial and military aircraft and vehicles of all types.

     Honeywell is a global controls company focused on creating value through control technology that enhances comfort, improves productivity, saves energy, protects the environment and increases safety. The company serves customers worldwide in the homes and buildings, industrial, and aviation and space markets. Honeywell employs 50,000 people in 95 countries and had 1995 sales of $6.7 billion.